Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-237929

FLAT ROCK OPPORTUNITY FUND

SUPPLEMENT NO. 2, DATED MARCH 4, 2025

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 29, 2024

This document supplements, and should be read in conjunction with, the Fund’s prospectus and statement of additional information (“SAI”), each dated April 29, 2024, relating to the Fund’s offering of unlimited common shares of beneficial interest.

Terms used and not otherwise defined in this Supplement No. 2 shall have the same meanings as set forth in the Fund’s prospectus and/or SAI.

Effective February 28, 2025, the base management fee for the Fund is calculated and payable monthly in arrears at the annual rate of 1.375% of the Fund’s average daily net assets during such period. Previously, the base management fee was calculated and payable monthly in arrears at the annual rate of 1.375% of the Fund’s average daily total assets during such period. Accordingly, all references to the base management fee in the Fund’s prospectus and SAI are revised to reference calculation based on the Fund’s “net” assets. A discussion regarding the basis for the Board’s approval of the investment advisory agreement between the Fund and Flat Rock Global, LLC will be available in the Fund’s semi-annual report to shareholders for the period ending June 30, 2025.

In addition, the section “FEES AND FUND EXPENSES” is replaced in its entirety with the following:

FEES AND FUND EXPENSES

The following table includes fees and expenses that an investor in the Fund may incur, directly or indirectly.

Shareholder Transaction Expenses	None.

Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees(1)	1.38%
Incentive Fees (15% of investment income)(2)	2.72%
Interest Payments on Borrowed Funds(3)	2.84%
Other Expenses(4)	0.91%
Acquired Fund Fees and Expenses(5)	None
Total Annual Expenses	7.85%

(1)	Management fees have been restated to reflect calculation based on average daily net assets.

(2)	The incentive fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s adjusted capital, equal to 2.00% per quarter, or an annualized hurdle rate of 8.00%, subject to a “catch-up” feature. The amount of incentive fees shown is based on the amount earned in the prior fiscal year. See “Management of the Fund — Investment Advisory Agreement” for a full explanation of how the Incentive Fee is calculated.

(3)	These expenses represent interest payments incurred in connection with our outstanding preferred stock and borrowing during the prior fiscal year. Under the Credit Agreement, the lenders agreed to provide us certain term loans (with an aggregate total commitment of $49 million) and revolving loans (with an aggregate total commitment of $6.125 million). As of March 31, 2024, we had 2,500 shares of 6.00% Series A Cumulative Term Preferred Shares due 2029 outstanding and 2,000 shares of 5.85% Series B Cumulative Term Preferred Shares due 2029 outstanding.
(4)	Other expenses include accounting, legal and auditing fees, reimbursement of the compensation for administrative personnel and fees payable to the Fund’s independent trustees.

(5)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies including private funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act. These indirect costs may include performance fees paid to the Acquired Fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. If Acquired Fund Fees and Expenses are incurred, the operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. The amounts under this line item are less than 1 basis point, and are therefore included in other expenses.

EXAMPLE

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The example reflects total expenses for the one-, three-, five-, and ten-year periods:

Example	1 Year	3 Years	5 Years	10 Years
Shares of Beneficial Interest	$79	$228	$368	$680

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by Ultimus Fund Solutions, LLC, our transfer agent, currently $15.00. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.